SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 11, 2011

On May 11, 2011, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24° andar, São Paulo/SP, CEP 05.425-070, the Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members. Board Member Alfredo Lisboa Ribeiro Tellechea, as well as its respective alternate, Andre Amaro da Silveira, justified their absence, and were represented by Board Member Newton de Souza, pursuant to a previously sent letter of representation, in compliance with the procedure set forth in the Internal Regulations of the Company’s Board of Directors. The Chief Executive Officer, Carlos Fadigas de Souza Filho, and Officers Marcela Drehmer and Manoel Carnaúba were present, as well as Mr. Marco Antonio Villas Boas, responsible for the Corporate Governance department, and Mrs. Marcella Menezes Fagundes. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: 1) PD.CA/BAK – 06/2011 – Addendum to the Industrial Water Supply Agreement entered into by and between Quattor Participações S.A., Quattor Petroquímica S.A., jointly “Quattor”) and Aquapolo Ambiental S.A. (“Aquapolo”) – after due analysis of Proposal for Deliberation (“PD”), a copy of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations, and shall remain duly filed at the Company’s headquarters, the execution of an Addendum to the Industrial Water Supply Agreement between Quattor and Aquapolo was unanimously approved, and Quattor’s Officers are authorized to perform the acts necessary to deliver such addendum, under the terms contained in the respective PD; and 2) Individualization of Administrators Compensation – in compliance with the provisions in article 25 and items “g” and “h” of article 26 of the Company’s Bylaws, the individualization of the Company’s administrators compensation was unanimously approved, pursuant to (i) annual amounts approved by the Company’s Annual General Meeting held on April 29, 2011; and (ii) a proposal by the People and Organization Committee contained in the minutes of the meeting of said Committee held on May 11, 2011, sent for acknowledgment and analysis by the Board Members; II) Subjects for Acknowledgment: Presentations or reports, as applicable, were made by the respective persons responsible for the subjects contained in this item, namely: 1)  Braskem Results – 1st Quartet of 2011; 2) Update on Projeto Etileno XXI; 3)  Strategy for the United States of America;  4) Meeting of the Finance and Investments Committee held on May 11, 2011; 5) Meetings of the People and

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 11, 2011

Organization Committee held on April 13 and May 11, 2011; and 6)  Meeting of the Strategy and Communication Committee held on May 3, 2011; III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, May 11, 2011. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice-Chairman; Alfredo Lisboa Tellechea (by Newton Sergio de Souza); Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; Francisco Pais; José Carlos Grubisich Filho; Luciano Nitrini Guidolin; Maria das Graças Silva Foster and Newton Sergio de Souza].

The above matches the original drawn up in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.